UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2004            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

1.

News Release dated October 18, 2004

2.

Interim Financial Statements (Unaudited) for the period ended June 30, 2004

3.

Management Discussion and Analysis for the Second Quarter ended June 30, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: October 28, 2004	By: /s/ Simon Ridgway Simon Ridgway President and Director

news release

NR RGI 6  October 18, 2004

Radius cuts high grade silver in Nicaragua

Vancouver:  Radius Gold Inc (TSX-Venture: RDU-V), is pleased to announce the results of recent drilling at the Columbus and Kuikuinita projects in Nicaragua.

•

At Kuikuinita, Hole KUDH-7, returned 2.7m @ 774 g/t Ag, 2.2g/t Au. 1.9% Cu, 12.5% Pb and 6.6% Zn. within a broader interval of 20.9m @ 0.8g/t Au, 226g/t Ag, 0.6% Cu, 3.4% Pb and 1.0% Zn.

•

At Columbus, drill hole CODH-2 intersected 19.8m @ 3.1g/t Au.

Further drilling is planned for the Kuikuinita project to investigate the potential of this newly discovered polymetallic zone. No further work is planned for Columbus at the present time.  Significant results for both drill programs are given in the tables below.

Kuikuinita

Kuikuinita is located in Central Nicaragua, approximately 50 km south of the Golden Triangle mining area which produced 5-million of gold hosted by polymetalic veins and skarns. Mineralization at Kuikuinita is hosted by a sequence of mafic to ultramafic volcanics cut by intermediate dykes and stocks. The prospective area covers 3km by 2km.

Sixteen wide spaced holes were drilled to test a bulk tonnage, intrusive associated gold target outlined by trenching. In addition to the polymetallic intercept reported above, the results include 12.9g/t Au over 2.8m from hole KUDH-10. This intercept is hosted by a zone of massive pyrite with anomalous Pb, Ag, Zn, and Cu. values

The silver/gold base metal zones, although suspected from surface trenching results, are a new style of mineralization on the property.  The geometry of these mineralized intercepts is not clearly understood. The Phase 2 drill program will assist in interpretation and test the strike and depth potential of the high grade zones.

Columbus

The Columbus prospect hosts Au-Cu-Ag-Mo mineralization in quartz-iron oxide and quartz-tourmaline breccia pipes and Cu-Ag disseminated in altered intrusive rocks. It is located in northeastern Nicaragua 50km northeast of the Golden Triangle mining camp. Eight holes were drilled at Columbus.

Four diamond drill holes tested the breccia pipes, and four more tested coincident IP and soil copper anomalies in the intrusive rocks, for a total of 888m. Drill hole CODH-2 tested Au mineralized quartz-tourmaline breccia and intersected 19.8m (true width approx. 15m) of 3.1 g/t Au. Significant results are summarized below.

Corporate Activities

Warrant Amendment

Radius Gold announces that, subject to acceptance by the TSX Venture Exchange, it will amend a total of 1,339,051 outstanding private placement warrants that were previously issued by one of the Company’s predecessor companies, PilaGold Inc., to reduce the exercise price from $2.25 to $1.75 and to extend the expiry date by one year.  The warrants will now be exercisable until November 20, 2005.

Employee Stock Options

The company has granted a stock option to an officer of the Company to purchase up to 50,000 shares exercisable for five years at a price of $1.50.

Qualified Person

Mr. Harmen Keyser, P.Geol., a Director of Radius, is the Qualified Person as defined in NI 43-101, and has verified that the results presented in this press release have been accurately summarized from the drill data provided to the Company from the field teams.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD                                             Symbol: TSXV-RDU
 Shares Issued:  52.2-million

       “signed”

Simon Ridgway, President

Table 1. Significant drill results from the Kuikuinita and Columbus drilling.

Kuikuinita Drilling
Drill Hole	From (m)	To (m)	Interval	Au g/t	Ag g/t	Cu %	Pb %	Zn %
KUDH-7	9.1	30.0	20.9	0.8	226	0.60	3.4	1.0
incl.	12.2	14.9	2.7	2.2	774	1.90	12.5	0.7
KUDH-02	105.9	108.1	2.2	4.6
KUDH-10	25.3	28.1	2.8	12.9
KUDH-11	1.5	8.5	7.0	2.8
	incl. 7.6	8.5	0.9	16.2

Columbus Drilling
Drill Hole	From (m)	To (m)	Interval	Au g/t	Ag g/t	Cu %	Pb %	Zn %
CODH-1*	18.0	32.0	14.0	2.5
	3.0	19.8			110.1
CODH-2*	0.0	19.8	19.8	3.1
	71.6	83.8	12.2	1.0	48.3	0.19

*poor core recoveries.

RADIUS EXPLORATIONS LTD.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

UNAUDITED FINANCIAL STATEMENTS: In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended June 30, 2004.

RADIUS EXPLORATIONS LTD.
(An Exploration Stage Company)
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2004
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	June 30, 2004	December 31, 2003

ASSETS

CURRENT
Cash and short-term deposits	$ 12,402,960	$ 14,784,487
Advances and other receivables	75,894	73,150
Due from related parties (Note 7)	253,230	385,061
Prepaid expenses and deposits	127,037	54,541
	12,859,121	15,297,239
PROPERTY, PLANT AND EQUIPMENT	331,866	152,902
DEFERRED EXPLORATION COSTS	10,969,449	7,657,963

	$ 24,160,436	$ 23,108,104

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 429,082	$ 226,174
Due to related party	-	275,812
	$ 429,082	$ 501,986

SHAREHOLDERS’ EQUITY

SHARE CAPITAL	29,655,020	27,539,692
CONTRIBUTED SURPLUS (Note 3)	1,675,202	1,245,400
	31,330,222	28,785,092
DEFICIT (Note 3)	(7,598,868)	(6,178,974)

	23,731,354	22,606,118

	$ 24,160,436	$ 23,108,104

APPROVED BY THE DIRECTORS:

“signed”

“signed”

, Director

Simon Ridgway

Mario Szotlender

RADIUS EXPLORATIONS LTD.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENT OF DEFICIT
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2004
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended June 30,		Six Month Period Ended June 30,
	2004	2003	2004	2003
DEFICIT - BEGINNING OF PERIOD PREVIOUSLY STATED $ (6,772,774)		$ (3,588,658)	$ (5,168,074)	$(3,446,011)
Compensation charge for directors and employees options granted due to change in accounting policy (Note 3)	-	(743,900)	(1,010,900)	-
Restated Beginning of Period Deficit (Note 3)	(6,772,774)	(4,332,558)	(6,178,974)	(3,446,011)
Net loss for the period (Note 3)	(826,093.85)	(271,083)	(1,419,894)	(1,157,630)
	$ (7,598,868)	$ (4,603,641)	$ (7,598,868)	$(4,603,641)

RADIUS EXPLORATIONS LTD.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 20004
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended June 30,		Six Month Period Ended June 30,
	2004	2003	2004	2003
REVENUE Interest income	$ 66,942	$ 10,994	$ 81,177	$ 14,890
Other income	117	-	117	-
	67,059	10,994	81,294	14,890
EXPENSES Amortization	8,353	5,750	14,987	11,170
Bank charges and interest	1,663	1,275	3,022	1,909
Consulting fees	19,765	16,348	36,070	17,154
Foreign currency exchange	1,696	21,644	21,407	30,355
Legal and accounting fees	215,108	865	235,061	1,334
Management fees	7,500	7,500	15,000	15,000
Non-cash compensation charge (Note 3&6)	308,144	70,169	429,802	814,069
Office and miscellaneous	12,601	8,377	19,194	12,864
Public relations	203,789	26,122	509,966	100,244
Regulatory and stock exchange fees	14,509	9,558	29,840	12,450
Rent and utilities	8,573	4,291	16,452	10,729
Repair and maintenance	7,780	1,595	9,192	2,984
Salaries and wages	36,811	56,003	79,383	74,065
Telephone and fax	6,058	3,210	8,239	4,102
Transfer agent fees	6,649	2,171	8,370	5,010
Travel and accommodation	34,154	47,199	65,203	59,081
	893,153	282,077	1,501,188	1,172,520
NET LOSS FOR THE PERIOD	$ 826,094	$ 271,083	$ 1,419,894	$ 1,157,630
LOSS PER SHARE	$ (0.02)	$ (0.01)	$ (0.04)	$ (0.03)

RADIUS EXPLORATIONS LTD.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTH PERIOD ENDED JUNE 30,2004
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended June 30,		Six Month Period Ended June 30,
	2004	2003	2004	2003
OPERATING ACTIVITIES Net loss for the period (Note 3)	$ (826,094)	$ (271,083)	$ (1,419,894)	$ (1,157,630)
Items not involving cash Amortization	8,353	5,750	14,987	11,170
Non-cash compensation charge	308,144	70,169	429,802	814,069
	(509,597)	(195,164)	(975,105)	(332,391)
Changes in non-cash working capital items	357,039	284,890	478,717	384,237
	(152,558)	89,726	(496,388)	51,846
FINANCING ACTIVITIES Proceeds on issuance of common shares(Note 9)	133,750	1,398,500	180,138	2,888,817
Share subscriptions converted to common shares	-	-	-	(500,000)
Issue costs of common shares	-	(671,081)	(1,809)	(742,636)
	133,750	727,419	178,329	1,646,181
INVESTING ACTIVITIES Advances for exploration costs	(388,502)	(86,526)	(720,885)	(261,066)
Due from related parties	215,236	(39,433)	145,329	(39,435)
Expenditures on deferred exploration costs	(822,035)	(155,158)	(1,374,486)	(468,694)
Purchase of capital assets	(20,320)	(101,924)	(113,426)	(107,325)
	(1,015,621)	(383,041)	(2,063,468)	(876,520)
INCREASE (DECREASE) IN CASH	(1,034,429)	434,104	(2,381,527)	821,507
Cash - beginning of period	13,437,389	2,246,026	14,784,487	1,858,623
CASH - END OF PERIOD	$ 12,402,960	$ 2,680,130	$ 12,402,960	$ 2,680, 1 30

RADIUS EXPLORATIONS LTD.
(An Exploration Stage Company)
INTERIM CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2004
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Guatemala		Nicaragua	Six Month Period Ended Jun. 30, 2004	Year Ended Dec. 31, 2003
	JV Project PilaGold		Other
	Marimba Other
BALANCE - BEGINNING OF PERIOD	$ 112,241	$ 6,875,681	$ 670,041	$ 7,657,963	$6,58 1 ,674
ACQUISITION COSTS Cash	-	-	-	-	-
Shares	-	1,937,000	-	1,937,000	-
	-	1,937,000	-	1,937,000	-
DEFERRED EXPLORATION Automobile	-	16,221	46,551	62,772	48,181
Camp, food and supplies	-	16,976	102,536	119,512	66,620
Drafting, maps and printing	-	306	29,274	29,580	10,000
Drilling	-	21,051	-	21,051	6,356
Equipment	-	2,799	12,146	14,945	-
Equipment rental	-	6,938	5,569	12,507	6,141
Exploration administration	-	1,755	16,499	18,254	145,046
Geochemistry	-	7,889	150,472	158,361	53,126
Geological consulting	-	100,203	409,816	510,019	456,589
Geophysics	-	35,637	-	35,637	6,254
Legal and accounting	-	10,670	14,639	25,309	51,127
Licenses, rights and taxes	-	26,602	25,887	52,489	106,953
Materials	-	11,121	19,350	30,471	19,772
Medical expenses	-	3,013	5,496	8,509	26,906
Property payments	-	15,380	9,199	24,579	-
Rent and utilities	-	32,441	12,578	45,019	-
Repair and maintenance	-	1,285	1,380	2,665	-
Salaries and wages	-	38,008	72,593	110,601	113,080
Shipping	-	2,329	2,427	4,756	1,452
Foreign Exchange	-	77	8,103	8,180	-
Telephone and communications	-	7,150	10,019	17,169	29,768
Travel and accommodation	-	8,261	53,840	62,101	55,796
	-	366,112	1,008,374	1,374,486	1,203,167
EXPENDITURES RECOVERED	-	-	-	-	(18,546)
WRITTEN-OFF DURING THE PERIOD	-	-	-	-	(108,332)
BALANCE - END OF PERIOD	$ 112,241	$ 9,178,793	$ 1,678,415	$ 10,969,449	$7,657,963

Radius Explorations Ltd.

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Six Month Period Ended June 30, 2004

1.

Basis of Presentation

The consolidated financial statements contained herein include the accounts of Radius Explorations Ltd. and its wholly-owned subsidiaries located in Guatemala, Nicaragua and Panama.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles.  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements.  Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.  These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company’s latest annual report.  In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustment necessary in order to present a fair statement of the results of the interim periods presented.

2.

Nature of Operations

The Company was incorporated on September 9, 1997 and is or has been engaged in acquisition and exploration of mineral properties in Guatemala and Nicaragua. The amounts shown for the mineral properties represent costs incurred to date and do not reflect present or future values.  The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependant upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production.

3.

Change in Accounting Policy

Stock-Based Compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange (“TSX-V”).  The Company has adopted the CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring all compensation costs. Commencing January 1, 2004 the fair value of stock options awarded is recognized as an expense. Previously the Company recognized the fair value of stock options issued to consultants as an expense but did not record stock options issued to employees and directors as a compensation expense and disclosed pro-forma information on the fair value of employee and directors stock based compensation issued during the period in the notes to the financial statements.

As a result of the Company adopting the fair value methodology for measuring all compensation costs,. the beginning deficit and contributed surplus at January 1, 2004 have been restated by increasing each of them by an amount of $1,010,900 to recognize the cumulative retroactive adjustment for the fiscal year ended December 31, 2003.  The net loss for the six month period ended June 30, 2003 has been restated, increasing by an amount of $791,900 and for the three month period ending June 30, 2003 the beginning of period deficit  has been restated, increasing by an amount of $743,900 and the net loss for the period has been restated, increasing by an amount of $48,000 to recognize the adjustment for this period.

4.

Loss Per Share

The basic loss per share is based on the weighted average number of shares outstanding.  The fully diluted loss per share is not presented as it would be anti-dilutive.

5.

Due From Related Parties

The amounts are due from companies related by common directors and are for the sharing of office space and administrative overhead.  These amounts are non-interest bearing and have no fixed repayment terms.

Radius Explorations Ltd.

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Six Month Period Ended June 30, 2004 – Page 2

6.

Capital Stock

a) Authorized:

100,000,000 common shares without par value

a) b)	Authorized:		Price	$
	100,000,000 common shares without par value
	Issued:	Number of Shares
	Balance: December 31, 2000	10,550,500		4,197,496
	Exercise of warrants	1,797,500	0.80	1,438,000
	Issued for cash	1,373,334	0.60	824,000
	Exercise of stock options	55,000	0.60	33,000
	Issued for cash	3,904,762	1.05	4,100,000
	Exercise of stock options	25,000	0.85	21,250
	Issued for mineral property option	100,000	1.00	100,000
	Exercise of stock options	105,000	0.35	36,750
	Less: issue costs	-		(49,618)
	Balance December 31, 2001	17,911,096		10,700,879
	Issued for cash	4,794,800	0.20	958,960
	Less: issue costs	-		(7,074)
	Balance December 31, 2002	22,705,896		11,652,765
	Issued for cash	1,000,000	0.50	500,000
	Exercise of stock options	275,000	0.60	165,000
	Exercise of stock options	155,000	0.65	100,750
	Exercise of stock options	255,000	0.68	173,400
	Exercise of stock options	30,000	0.90	27,000
	Exercise of stock options	20,000	0.94	18,800
	Exercise of stock options	20,000	0.95	19,000
	Exercise of stock options	130,000	0.99	128,700
	Exercise of stock options	40,000	1.00	40,000
	Exercise of stock options	10,000	1.01	10,100
	Exercise of stock options	50,000	1.25	62,500
	Exercise of stock options	170,000	1.35	229,500
	Exercise of warrants	1,123,334	0.74	831,267
	Exercise of warrants	2,145,000	0.25	536,250
	Exercise of warrants	738,750	0.55	406,313
	Exercise of warrants	2,982,262	1.25	3,727,828
	Private placement	6,545,000	1.50	9,817,500
	Less: issue costs	-		(906,980)
	Balance December 31, 2003, 2003	38,395,242		27,539,692
	Exercise of warrants	11,250	0.55	6,188
	Exercise of warrants	560,000	0.25	140,000
	Issued for property acquisition	1,300,000	1.49	1,937,000
	Exercise of stock options	25,000	0.95	23,750
	Exercise of stock options	15,000	0.68	10,200
	Less: issue costs	-		(1,809)
	Balance June 30, 2004	40,306,492		29,655,020

#

Radius Explorations Ltd.

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Six Month Period Ended June 30, 2004 – Page 3

6.

Capital Stock (cont’d)

Escrow Shares

As at June 30, 2004, there are 750,000 common shares held in escrow, the release of which is subject to regulatory approval.

Stock Options

The Company has established a formal stock option plan in accordance with the policies of the TSX-V under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant.  The options are for a maximum term of five years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	June 30, 2004		June 30, 2003
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	2,220,000	$0.91	1,530,000	$0.90

Expired Unexercised	(330,000)	1.35	-	-

Granted	250,000	1.30	940,000	0.68
	425,000	1.32	200,000	0.90
			270,000	0.99
			10,000	1.01
			75,000	0.95
			50,000	1.25

Exercised	(15,000)	0.68	(100,000)	0.65
	(25,000)	0.95	(230,000)	0.60
			(20,000)	0.94
			(40,000)	1.00
			(50,000)	0.68
			(10,000)	1.01
			(50,000)	0.99

Outstanding, end of period	2,525,000	$0.96	2,575,000	$0.87

Radius Explorations Ltd.

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Six Month Period Ended June 30, 2004 – Page 4

6.

Capital Stock (cont’d)

Stock Options (cont’d)

The following stock options were outstanding and exercisable at June 30, 2004:

Number	Exercise Price	Expiry Date
77,000	0.65	Oct. 31, 2004
40,000	0.65	Dec. 12, 2004
64,000	0.60	Nov. 15, 2005
54,000	0.68	Jan. 11, 2006
125,000	0.85	Jan. 24, 2006
180,000	1.00	July 10, 2006
670,000	0.68	Jan. 7, 2008
170,000	0.90	Jan. 15, 2008
140,000	0.99	Jan. 27, 2008
30,000	0.95	April 2, 2008
300,000	1.10	August 7, 2008
150,000	1.30	Jan. 14, 2005
100,000	1.30	Jan. 14, 2009
425,000	1.32	Feb. 26, 2009

Warrants

The following share purchase warrants were outstanding at June 30, 2004:

Number	Exercise Price	Expiry Date
2,089,800	0.25	December 19, 2004
458,150	1.50	May 13, 2005
3,272,500	1.75	November 13, 2005

Stock-Based Compensation

The Company uses the fair value based method of accounting for share options granted to consultants, directors, officers and employees. A non-cash compensation charge of $121,658, associated with the granting of options to a consultant and $308,144 associated with the granting of options to directors and employees has been recognized in the financial statements for the six month period ended June 30, 2004.  These compensation charges have been determined under the fair value method using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate

2.25%

Expected stock price volatility

64.38%

Expected term in years

5

Expected dividend yield

0.0%

A restated non-cash compensation charge of $814,069 associated with the granting of options to consultants, employees and directors was recognized for the six months ended June 30, 2003 (Note 3).

#

Radius Explorations Ltd.

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Six Month Period Ended June, 2004 – Page 5

7.

Related Party Transactions

During the six month period ending June 30, 2004 the Company entered into the following transactions with related parties:

a.

Paid $16,500 (June 30, 2003 - $16,500) in geological consulting fees to a company controlled by a director.

a.

Paid $7,500 (June 30, 2003 - $7,500) in management fees to a company controlled by a director.

b.

Advances and other receivables include $3,300 due from a director and arose from advances for travel costs incurred on behalf of the Company.

c.

Due from related parties include $253,230 (June 30, 2003 $121,879) due from companies which have a common director with the Company and arose from shared administrative costs.

8.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to gold exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis. The Company’s resource properties are located in Guatemala and Nicaragua.

Details of identifiable assets by geographic segments are as follows:

Period Ended

Year Ended

June 30, 2004

December 31, 2003

Total Assets
Canada	$12,128,066	$14,119,950
Guatemala	9,924,408	7,904,303
Nicaragua	1,976,877	952,766
Panama	131,085	131,085
	$24,160,436	$23,108,104
Capital Assets Canada	$28,925	$3,913
Guatemala	109,082	126,242
Nicaragua	193,859	22,747
	$331,866	$152,902
Resource Properties Canada	$0	$0
Guatemala	3,014,504	1,077,504
Nicaragua	0	-
	$3,014,504	$1,077,504
Deferred Exploration Costs Canada	$0	$0
Guatemala	6,269,639	5,910,418
Nicaragua.	1,685,306	670,041
	$7,954,945	$6,580,459

Radius Explorations Ltd.

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Six Month Period Ended June 30, 2004 – Page 6

9.

Non-cash Transaction

During the six month period ended June 30, 2004 the Company issued 1,300,000 common shares with a value of $1,937,000 as payment on the El Tambor Project.

10.

Subsequent Events

Pursuant to an Amalgamation Agreement (the “Agreement”) dated April 30, 2004, the Company and PilaGold Inc. (“PilaGold”) amalgamated and, effective July 1, 2004, continued as one company (“Amalco”), pursuant to the provisions of the British Columbia Business Corporations Act.  The Agreement provides that the holders of the Company’s shares receive one (1) Amalco share for every one (1) of the Company’s shares held and PilaGold shareholders receive one (1) Amalco share for every two and one quarter (2.25) PilaGold shares held.

Upon completion of this merger, the shareholders of Radius received approximately 40,306,492 shares of the Company and subsequently there will be approximately 50,590,944 common shares outstanding.  As the transaction will result in the shareholders of Radius acquiring the majority of the outstanding shares of the new company, the transaction is to be accounted for using the purchase method with Radius being identified as the acquirer.

RADIUS EXPLORATIONS LTD.

(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Second Quarter Report – June 30, 2004

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited interim consolidated financial statements of the Company for the six months ended June 30, 2004.  The following information, prepared as of August 27, 2004, should be read in conjunction with the June 30, 2004 financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian dollars unless otherwise indicated.  The June 30, 2004 financial statements have not been reviewed by the Company’s auditors.

The Company is in the business of acquiring, exploring and developing mineral properties in Central America and has a portfolio of projects in Nicaragua and Guatemala.

Significant Transaction

At the Company’s extraordinary general meeting held on June 1, 2004, the shareholders approved the amalgamation of the Company and PilaGold Inc.  Details of this transaction are set forth in the Joint Information Circular dated April 30, 2004, which is available for viewing at www.sedar.com.  The amalgamation was effective July 1, 2004 and trading in the amalgamated company, Radius Gold Inc., commenced on the TSX Venture Exchange on July 2, 2004.

Results of Operations

For the six months ended June 30, 2004, the Company had a consolidated net loss of $1,419,894 ($0.04 per share) compared to a net loss of $1,157,630 ($0.03 per share) for the six months ended June 30, 2003.  Interest income increased for 2004 as compared to 2003 due to a greater amount of funds invested.  Corporate expenses increased significantly, due to much greater legal and accounting costs relating to the Company’s amalgamation, and an increase in public relations costs in 2004 as compared to 2003 as a result of printing and distributing marketing materials to at least 500,000 persons.

During the six months ended June 30, 2004, the Company recorded a stock-based compensation expense of $429,802 ($814,049 in the first quarter 2003, as adjusted).

Selected Annual Information

The following table provides information for each of the three most recently completed financial years:

	2003 ($)	2002 ($)	2001 ($)
Total Income	72,149	46,779	78,226
Loss before other items Total Per share Fully diluted per share *	1,282,071 0.0451 N/A	614,290 0.0341 N/A	1,128,601 0.0760 N/A
Net Loss Total Per share Fully diluted per share *	1,722,063 0.06 N/A	642,626 0.0356 N/A	1,105,740 0.0744 N/A
Total Assets	23,108,104	8,826,465	8,105,057
Total long-term liabilities	-	-	-
Cash dividends	-	-	-

*The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is recognized to the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  For the years presented, however, this proved to be anti-dilutive.  Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Quarterly Information

The following table provides information for the eight fiscal quarters ended June 30, 2004:

	Second Quarter Ended June 30, 2004 ($)	First Quarter Ended March 31, 2004 ($)	Fourth Quarter Ended Dec. 31, 2003 ($)	Third Quarter Ended Sept. 30, 2003 ($)	Second Quarter Ended June 30, 2003 ($)	First Quarter Ended March 31, 2003 ($)	Fourth Quarter Ended Dec. 31, 2002 ($)	Third Quarter Ended Sept. 30, 2002 ($)
Total Income	67,059	14,235	39,378	17,881	10,994	3,896	18,275	-
Net Loss	826,094	593,800	1,155,510	200,823	223,083	142,647	263,507	140,428
Net Loss per share	0.02	0.02	0.06	0.01	0.01	0.01	0.01	0.01

Liquidity and Capital Resources

The Company’s cash resources have decreased somewhat from $14.8 million at December 31, 2003 to $12.4 million as of June 30, 2004.  During the six months ended June 30, 2004, the Company’s interest income and proceeds on issuance of shares provided additional cash of $259,506, which partially offset the operating expenses for the first two quarters of $1,501,188.

Management expects that the Company will have sufficient working capital to meet its corporate and exploration commitments over the next 24 months.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Mineral Properties

During the six months ended June 30, 2004, approximately $366,000 was spent on the Company’s mineral properties in Guatemala.  Of that amount, the major expenditure categories include $100,203 for geological consulting fees, $38,008 for salaries, $35,637 for geophysics, and $32,441 for office rent.  Approximately $1,008,000 was spent in Nicaragua.  Of that amount, the major expenditure categories include $409,816 for geological consulting fees, $150,472 for geochemistry, $102,536 for camp food and supplies, $72,593 for salaries, and $53,840 for travel costs.

During the six months ended June 30, 2004, the Company increased its interest in the Tambor property by issuing to Gold Fields 1,300,000 shares at a deemed value of $1.49 per share. This is following Gold Fields’ incurring US$3,500,000 in property development.

Related Party Transactions

During the six month period ending June 30, 2004 the Company entered into the following transactions with related parties:

1.

Paid $16,500 (June 30, 2003 - $16,500) in geological consulting fees to a company controlled by a director.

2.

Paid $7,500 (June 30, 2003 - $7,500) in management fees to a company controlled by a director.

3.

Advances and other receivables include $3,300 due from a director and arose from advances for travel costs incurred on behalf of the Company.

4.

Due from related parties include $253,230 (June 30, 2003 $121,879) due from companies which have a common director with the Company and arose from shared administrative costs.

Financial Instruments

The carrying value of cash and cash equivalents, receivables, due from/to related parties and accounts payable and accrued liabilities approximate fair value because of the short-term maturity of those instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position Outstanding Warrants and Options

The Company’s outstanding share position is 40,306,492 common shares, and the following share purchase warrants and incentive stock options are outstanding:

Type of Security	Number	Exercise Price	Expiry Date
Warrants	2,089,800	$0.25	Dec. 19, 2004
Warrants	458,150	$1.50	May 13, 2005
Warrants	3,272,500	1.75	Nov. 13, 2005
Options	77,000	$0.65	Oct. 31, 2004
Options	40,000	$0.65	Dec. 12, 2004
Options	64,000	$0.60	Nov. 15, 2005
Options	54,000	$0.68	Jan. 11, 2006
Options	125,000	$0.85	Jan. 24, 2006
Options	180,000	$1.00	July 10, 2006
Options	670,000	$0.68	Jan. 7, 2008
Options	170,000	$0.90	Jan. 15, 2008
Options	140,000	$0.99	Jan. 27, 2008
Options	30,000	$0.95	April 2, 2008
Options	300,000	$1.10	Aug. 7, 2008
Options	150,000	$1.30	Jan. 14, 2005
Options	100,000	$1.30	Jan. 14, 2009
Options	425,000	$1.32	Feb. 26, 2009

Forward Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.